[redacted]

13013274

*AB 3/5

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-48368

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **AK Jensen, Inc. dba AKJ, Inc.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BEDDINGEN 8, 4TH FLOOR
(No. and Street)

OSLO	NORWAY	0250
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Svend Erik Enger **+47 22 04 92 92**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SM 3/8/13

BITR. NOTARIUS PUBLICUS PONTUS SKOGH * STOCKHOLM *

~~OATH OR~~ AFFIRMATION

I, Svend Enger, ~~swear~~ (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **AK Jensen, Inc. dba AKJ, Inc.**, as of December 31, 2012 are true and correct. I further ~~swear~~ (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stockholm 02/22/2013

This is to certify that
Mr Svend Enger has signed his
name on this document in my presence.

Stockholm, February 22, 2013
Ex officio:

Public Notary

BITR. NOTARIUS PUBLICUS PONTUS SKOGH
* STOCKHOLM *

Signature

President

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK JENSEN, INC. dba AKJ, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2012

Assets

Cash and cash equivalents	$ 799
Clearing deposits with clearing broker	106,512
Due from clearing broker and others	23,038
Prepaid expenses and other current assets	10,041
Furniture and equipment, net of accumulated depreciation of $10,968	4,462
Due from parent and affiliates	162,010
Total assets	306,862

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 94,859
Payable to parent and affiliate	3,436
Total liabilities	98,295
Stockholder's equity:	
Common stock, $.01 par value, 1,000,000 shares authorized, 987,015 shares issued and outstanding	9,870
Additional paid-in capital	6,221,356
Dividends	(5,800,000)
Retained earnings (deficit)	(222,659)
Total stockholder's equity	208,567
Total Liabilities andStockholder's Equity	$ 306,862

The accompanying notes are an integral part of these financial statements.